

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 9, 2017

<u>Via E-Mail</u>
Avalon Holdings Corporation
Bryan P. Saksa
Chief Financial Officer
One American Way
Warren, Ohio 44484-5555

> **Re: Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-14105**

Dear Mr. Saksa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 12

1. Please amend your Form 10-K to provide management´s conclusion as to whether disclosure controls and procedures were effective as of December 31, 2016. Refer to Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Ameen Hamady, Staff Accountant, at (202) 551- 3891 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction